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                 October 6, 2023

       Gal Omer
       Chief Legal Officer
       Nayax Ltd.
       3 Arik Einstein Street
       Building B, 1 st Floor
       Herzliya 4659071, Israel

                                                        Re: Nayax Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed October 2,
2023
                                                            File No. 333-274812

       Dear Gal Omer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-
       3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Michael Kaplan